Renaissance to Partner with LUKOIL in Mexico to Develop Amatitlán Oil Block

January 11, 2017, Vancouver, Canada - Renaissance Oil Corp. (“Renaissance” or the “Company”) (TSX-V:ROE) is pleased to announce that PJSC LUKOIL (“LUKOIL”), one of the world’s largest oil producers, has chosen Renaissance as their partner for the Integrated Exploration and Production Contract for the 230 km2 (56,800 acres) Amatitlán block near Poza Rica, Veracruz, Mexico.

Highlights

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Renaissance acquires 25% indirect interest in Amatitlán contract for US$1,750,000

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Finalizing options to acquire up to 62.5%

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Renaissance will take the lead role in operations

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Amatitlan holds 4.2 billion barrels of oil and 3.33 trillion cubic feet of natural gas originally in place in shallower Chicontepec formation1

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Deeper oil-rich Upper Jurassic shales are highly prospective for development

About the Amatitlán Block

The Amatitlán block is located within the Tertiary aged Chicontepec paleochannel formation in East Central Mexico. The Chicontepec formation, referred to as Aceite Terciario del Golfo in Mexico, covers approximately 3,800 km2 and contains the country’s largest hydrocarbon resource with certified original oil in place estimated at 59 billion barrels of oil equivalent2.

“The Upper Jurassic shale interval is widely considered to be the major carbonate source rock for the oil-rich Chicontepec formation but the Upper Jurassic formations have not been commercially developed,” stated Dan Jarvie, Chief Geochemist of Renaissance.  “Renaissance’s analysis indicates the Upper Jurassic interval is an oil-rich, hybrid system in the Amatitlán block and is highly prospective for targeted stacked pay development of this thick unconventional resource.”

“Innovations in drilling and completion techniques have dramatically improved recoveries in tight oil formations and shales throughout the United States and Canada”, commented Nick Steinsberger, Drilling and Completions Advisor for Renaissance.  “Our goal is to apply modern oilfield development technologies in Amatitlán to re-establish production in the underdeveloped Chicontepec formation and to commercialize the Upper Jurassic shale formations.”

Discovered in 1962 and still largely undeveloped, the main field Amatitlán has produced over 175,000 bbls of light oil ranging from 34° to 44° API with peak production of 650 bbl/d in 2005.  As a result of the lack of recent drilling and development activities on the Amatitlán Block, production has currently declined to negligible volumes. The Comisión Nacional de Hidrocarburos evaluation of resources effective January 1, 20161 estimates Amatitlán contains, in the Chicontepec formation only, 4.2 billion bbls of crude oil and 3.33 trillion cubic feet of natural gas originally in place.  Previous exploration wells on the Amatitlán block have shown the presence of oil and natural gas at various depths of drilling throughout the block.  The Integrated Exploration and Production Contract for Amatitlán allows for the development of the full stratigraphic column, however, to date oil has been produced only from the Chicontepec formation.

Transaction Overview

Renaissance has entered into a definitive agreement with LUKOIL and Marak Capital S.A. (“Marak”) whereby the Company will acquire an indirect 25% interest from Marak in Petrolera de Amatitlán S.A.P.I. ("Petrolera"), the contractor of the Integrated Exploration and Production Contract for the Amatitlán block for US$1,750,000 (the “Transaction”).  Marak currently owns a 50% indirect interest in Petrolera, with the remaining 50% held by LUKOIL.

The Company and LUKOIL have agreed that Renaissance will take the lead role in operations for Petrolera for joint development of the Amatitlán block currently held by Pemex-Exploración y Producción.  The Integrated Exploration and Production Contract is expected to migrate into a Contract of Exploration and Extraction in Q4 2017 with an improved fiscal regime, pursuant to the constitutional amendments of December 20, 2013 reforming the Mexican Energy Industry.  Upon closing of the Transaction, and with the expected migration to a Contract of Exploration and Extraction (“CEE”), the Amatitlán CEE will join the existing portfolio of four CEEs now held by Renaissance.

Renaissance is finalizing separate option agreements whereby Renaissance will have an exclusivity period to increase its participating interest in Petrolera up to 62.5%, by acquiring a further 12.5% from Marak and 25% from LUKOIL, upon migration of the Integrated Exploration and Production Contract to a CEE.

Renaissance expects the closing of the Transaction to occur in late January 2017.

“Renaissance, while playing the lead role in operations, is delighted to be working alongside LUKOIL in order to fully develop this high potential property,” stated Craig Steinke, Chief Executive Officer of Renaissance.  “Amatitlán is a strong strategic fit for Renaissance as the leading independent on-shore oil field operator in Mexico with a solid technical team of global experts in shale resource development.”

Conference Call

At 11:00 a.m. (Eastern Time) on Thursday, January 12, 2017 Renaissance will conduct a conference call to discuss the Transaction. Craig Steinke, President & Chief Executive Officer, will host the conference call.  Persons wishing to participate in the conference call may do so by calling 1-888- 231-8191 or 647-427-7450 and ask for the Renaissance Conference Call (passcode 52094642).  A recording of the conference call will also be available until January 19, 2017 by dialing 1-855-859-2056 (passcode 52094642).

Renaissance continues to make progress on its journey to become a major Mexican energy producer.

For further information, please visit our website at www.renaissanceoil.com.

RENAISSANCE OIL CORP.

Per:

Craig Steinke

Chief Executive Officer

For further information contact:

Craig Steinke, Chief Executive Officer

Kevin J. Smith, Vice President, Business Development

Tel: +1 ###-##-####

Tel: +1 403-200-9047

Footnote Sources:

1.

Comisión Nacional de Hidrocarburos 1P, 2P and 3P Evaluation of Original Volumes, Reserves and Accumulated Production of Hydrocarbons as at January 1, 2016:

http://cnh.gob.mx/informacion/docs/1.%20Reporte_reservas_SENER-CNH_2016.xlsx

2.

http://cnh.gob.mx/informacion/docs/1.%20Reporte_reservas_agregada_activo_2016.pdf

Abbreviations:

bbl or bbls	barrel or barrels	Mcf	thousand cubic feet
bbls/d	barrels per day	Mcf/d	thousand cubic feet per day
boe	barrels of oil equivalent	MMcf	million cubic feet
Mboe	thousand barrels	Bcf	billion cubic feet
boe/d	barrels of oil equivalent per day	MMcf/d	million cubic feet per day

Cautionary Note Regarding Forward-Looking Statements

This news release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, including, without limitation, statements with respect to the Company applying modern oilfield development technologies in Amatitlán to re-establish production in the underdeveloped Chicontepec formation, to commercialize the Jurassic shale formations and the Company becoming a major Mexican energy producer.  Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “aims”, “potential”, “goal”, “objective”, “prospective”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements are discussed in this news release and the Company’s annual and quarterly management’s discussion and analysis filed at www.sedar.com. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.